

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





04007877

February 6, 2004

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/6/2004

Re: Weyerhaeuser Company
Incoming letter dated December 19, 2003

Dear Ms. Morgan:

This is in response to your letter dated December 19, 2003 concerning the shareholder proposal submitted to Weyerhaeuser by the Nick Rossi. We also have received a letter on the proponent's behalf dated January 2, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278



1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

J. SUE MORGAN
206-359-8447
SMorgan@perkinscoie.com

December 19, 2003

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Nick Rossi, With John Chevedden as Proxy, for Inclusion in the Weyerhaeuser Company 2004 Proxy Statement

Dear Sir or Madam:

We are counsel to the Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser" or the "Company"). On October 13, 2003, Weyerhaeuser received a proposed shareholder resolution and supporting statement (together, the "Proposal") from Nick Rossi, with John Chevedden as proxy (the "Proponent" or "Mr. Chevedden"), for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2004 Annual Meeting (the "2004 Proxy Statement").

We hereby request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on certain provisions of Commission Rule ("Rule") 14a-8 under the Securities Exchange Act of 1934, as amended, Weyerhaeuser excludes the portions of the Proposal identified below from its proxy materials.

Further, in accordance with Rule 14a-8(j), on behalf of Weyerhaeuser, the undersigned hereby files six copies of this letter and the Proposal, which are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to shareholder rights plans and states in relevant part:

> *RESOLVED: That the shareholders of our company request that the Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.*

Summary of Bases for Exclusion

We have advised Weyerhaeuser that it may properly exclude the Proposal, or portions thereof, from the 2004 Proxy Statement and form of proxy for the following reasons:

1. The entire Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6) because the Proposal is impermissibly vague and indefinite, and, therefore, potentially misleading.

2. A portion of the Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under Washington law.

3. Portions of the Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 because they contain statements or assertions of fact that are materially false or misleading.

The reasons for our conclusions in this regard are more particularly described below.

Explanation of Bases for Exclusion

1. The entire Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6) because the Proposal is impermissibly vague and indefinite, and, therefore, potentially misleading.

The Proposal is properly excludable from the 2004 Proxy Materials because the Proposal is impermissibly vague, indefinite and, therefore, potentially misleading, in contravention of Rule 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6).

The Staff has consistently concluded that a proposal can be excluded under Rules 14a-8(i)(3)/14a-9 if (a) it is so vague and indefinite that it would be difficult for a company implementing it and for shareholders voting on it to determine with any reasonable certainty what measures the proposal would require if it were approved, (b) the proposal involves highly speculative determinations concerning the definition of certain terms used in the proposal, or (c) it is so vague and indefinite that it is potentially misleading since any action by a company to implement the proposal would have to be made without guidance from the proposal and consequently in possible contravention of the intention of the shareholders who voted in favor of the proposal. *See Smithfield Foods, Inc.* (July 18, 2003) (allowing the company to exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite based, in part, on the company's arguments that the proposal did not inform shareholders of what the company would be required to do if the proposal were approved and if the shareholders were to approve the proposal, the company would not know what action to take to fulfill the request); *Johnson & Johnson* (Feb. 7, 2003) (allowing the company to exclude the proposal under Rule 14a-8(i)(3) as vague and indefinite based, in part, on the company's argument that the proposal is devoid of any description of the "Glass Ceiling Report" or the recommendations "flowing from it" so shareholders would not understand what they are being asked to consider from the text of the proposal); *PG&E Corp.* (Mar. 1, 2002) (allowing the company to omit Mr. Chevedden's proposal because the proposal was vague and indefinite, based on the company's argument that neither the shareholders nor the company's board of directors would be able to determine what actions the company would have to take to comply with Mr. Chevedden's proposal); *Philadelphia Electric Co.* (July 30, 1992) (allowing the company to omit the proposal because it is "so inherently vague and indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Philip Morris Cos., Inc.* (Feb. 7, 1991) (allowing the company to omit the proposal because it "appear[ed] to involve highly subjective determinations concerning what constitute[d] 'advocate,' 'encourage,' 'bigotry,' 'hate,' and 'aiding in any way'" and because it "would be vague and indefinite to shareholders voting on the proposal as well as potentially misleading since any action taken by management, upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal").

In addition, a proposal may be excluded under Rule 14a-8(i)(6) if it "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *See Intl. Business Machines Corp.* (Jan. 14, 1992).

The Proposal is impermissibly vague, indefinite and, therefore, potentially misleading because:

1. The Proposal is contradictory in that the resolution portion of the Proposal requests that the Board "seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill" while the supporting statement for the Proposal states that the Proposal "gives our Directors the flexibly [sic] to overrule our shareholder vote if our Directors seriously believe they have a good reason."

2. The Proposal involves highly subjective determinations concerning what constitutes "seriously believe" and "good reason."

3. The Proposal is unclear as to what is meant by the phrase "the earliest subsequent shareholder election."

The Proposal Is Contradictory

It is entirely unclear how the Company's Board of Directors (the "Board") should implement the Proposal if it is approved because of its contradictory statements. The supporting statement notes that the Proposal *"gives our Directors the flexibly [sic] to overrule our shareholder vote if our Directors seriously believe they have a good reason."* Nevertheless, the resolution portion of the Proposal, as it is currently worded, does not appear to permit the Board to "overrule" a shareholder vote regarding poison pills for "good reason" nor does it provide any other form of flexibility in this regard. Thus, the Proposal is inconsistent. If the Board implemented the Proposal, it is unclear whether the Board would be permitted to act despite the shareholders' vote if it has a "good reason." Moreover, the shareholders voting on the Proposal will be confused as to whether what they are approving gives the Board the authority to overrule a shareholder vote regarding poison pills with "good reason" or not. This vagueness and indefiniteness inherent in the Proposal are potentially misleading to shareholders and thus contrary to Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6).

The Proposal Involves Highly Subjective Determinations of What Constitutes "Seriously Believe" and "Good Reason"

Furthermore, even assuming the supporting statement would effectively qualify the proposed resolution, the Proposal would involve highly subjective determinations concerning what it means for the Board to "seriously believe" there is a "good reason" to overrule the shareholders' vote, as there is no indication in the Proposal as to what procedures the Board would need to follow in order to establish its proper use of such veto power or what standard should be applied to determine whether the Board in fact "seriously believe[s]" there is a "good reason" to act despite the shareholders' vote in favor of the Proposal. Because the Proposal does not provide the Board with clear guidance, the Company believes that any action ultimately taken to implement this aspect of the Proposal could be significantly different from the action envisioned by shareholders voting on the Proposal and thus the Proposal, as drafted, is potentially misleading to shareholders.

The Proposal Is Unclear as to What Is Meant by the Phrase "the Earliest Subsequent Shareholder Election"

Another vague and indefinite aspect of the Proposal is when the approval from shareholders should be sought. The resolution portion of the Proposal ambiguously states that shareholder approval for the adoption, maintenance or extension of a poison pill must be sought by the Company at "the earliest subsequent shareholder election." It is unclear whether the Proposal is calling for shareholders to approve a poison pill *before* it is implemented or *subsequent to* its implementation. The Company's interpretation and implementation of this statement could be different from the actions envisioned by shareholders voting on the Proposal due to the statement's vagueness and indefiniteness. Moreover, such vagueness and ambiguity as to when the shareholder approval should be sought leaves the Company unable to determine what action should be taken in order to properly implement the Proposal.

As noted above, the Proposal is inherently vague, indefinite and, therefore, potentially misleading, in contravention of Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6). Without further guidance, the Company would have no clear directions regarding the actions necessary to implement the Proposal and would be required to make highly subjective determinations concerning important aspects of the Proposal. As a result, the shareholders would likely have widely divergent views of the actions that would be expected of the Company and neither the shareholders nor the Board would be able to determine what actions the Company would have to take to comply with the Proposal. Accordingly, the Company is of the view that the Proposal may be omitted from the 2004 Proxy Statement pursuant to Rules 14a-8(i)(3)/14a-9 and Rule 14a-8(i)(6).

In *Monsanto Co.* (Nov. 26, 2003), the Staff was unable to concur with Monsanto Company's view that a similar proposal submitted to Monsanto Company by Mr. Chevedden was excludable under Rule 14a-8(i)(3) as vague and indefinite. However, we submit that the language of the resolution contained in the proposal to Monsanto Company differs significantly from the Proposal and the analysis on which Weyerhaeuser's challenge is based is not the same analysis used as the basis of the challenge in *Monsanto*. Accordingly, we do not believe the Staff's decision in *Monsanto* is applicable to the challenge submitted herein.

2. A portion of the Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it is not a proper subject for action by shareholders under Washington law.

Rule 14a-8(i)(1) permits a company to omit a shareholder proposal, or portions thereof, if it is not a proper subject for action by shareholders under the laws of the company's state of organization. The note to Rule 14a-8(i)(1) states that, "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders" and that "most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law." As a Washington corporation, Weyerhaeuser is subject to the provisions of the Washington Business Corporation Act (the "WBCA"). Section 23B.08.010(2) of the WBCA states that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation." No provision in the Company's articles of incorporation confers such powers to the company's shareholders.

We believe that the **second sentence in the first paragraph**, which states, *"Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election"* is excludable pursuant to Rule 14a8-(i)(1) unless it is recast as a recommendation or a request because it is not a proper subject for action by shareholders under Washington law. This request is consistent with the Staff's response to similar proposals submitted to other companies. *See Honeywell Int'l, Inc.* (Feb. 18, 2003) (directing the proponent to recast its proposal that the office of chairman of the board be held by an independent outside director as a recommendation or request to the board of directors, based on the company's argument that a binding proposal violated Delaware law and thus Rule 14a-8(i)(1)).

Accordingly, unless such statement is recast so that it is a recommendation or request to the Board rather than mandatory, we believe it is properly excludable because it violates Washington law and thus Rule 14a-8(i)(1).

3. Portions of the Proposal may be excluded pursuant to Rules 14a-8(i)(3)/14a-9 because they contain statements or assertions of fact that are materially false or misleading.

Proxy Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. This includes portions of a proposal that contain false or misleading statements, inappropriately cast the proponent's opinions as statements of fact or otherwise fail to appropriately document assertions of fact. *See The Dow Chemical Co.* (Mar. 17, 2003); *Alaska Air Group, Inc.* (Mar. 14, 2003); *The Home Depot, Inc. (Mar. 4, 2003)*; *The Boeing Co.* (Feb. 18, 2003); *Weyerhaeuser Co.* (Jan. 21, 2003); *Staff Legal Bulletin No. 14* (July 13, 2001) (where the Staff states that shareholders "should provide factual support for statements in the proposal and supporting statements or phrase statements as their opinion where appropriate"). Mr. Chevedden is well aware of the requirements of Rule 14a-8(i)(3), as each year the Staff consistently asks Mr. Chevedden to revise or delete portions of his proposals based on this rule. *See, e.g., AMR Corp.* (Apr. 4, 2003); *Sabre Holdings Corp.* (Mar. 20, 2003); *The Boeing Co.* (Feb. 26, 2003); *Weyerhaeuser Co.* (Jan. 16, 2003); *Southwest Airlines Co.* (Mar. 25, 2002); *Alaska Air Group* (Mar. 8, 2002); *The Boeing Co.* (Mar. 2, 2002); *General Motors* (Mar. 27, 2001); *Northrop Grumman Corp.*

(Feb. 16, 2001); *UAL Corp.* (Feb. 9, 2001); *Electronic Data Systems* (Mar. 24, 2000). In our view, the Proposal contains several such statements. We believe that the portions of the Proposal identified below are properly excludable unless modified by the Proponent.

First, Proponent's statements in the **last sentence of paragraph 3 and the last sentence of paragraph 9**, that *"[t]his topic won an overall 60%-yes vote at 79 companies in 2003,"* and that *"[b]ased on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote,"* are properly excludable unless modified because they assert facts in reliance on purported authorities, without identifying those authorities or providing any documentation for verification. The Proponent should identify or provide factual support in the form of a citation to a specific source appearing in the Proposal text for each of the foregoing statements. Otherwise, the statements should be deleted altogether. These requests are consistent with the Staff's response to similar statements made by the Proponent in proposals submitted to the Company and other companies. *See Weyerhaeuser Co.* (Jan. 16, 2003) (instructing Mr. Chevedden to provide a citation to a specific source or delete the heading stating "[t]his topic won an average 60%-yes vote at 50 companies in 2002"); *Sabre Holdings Corp.* (Mar. 20, 2003) (instructing Mr. Chevedden to provide a citation to a specific source for "[t]he 83%-vote in 2002 exceeded the 60%-average yes vote for this topic at 50 companies in 2002"); *J.P. Morgan Chase & Co.* (Mar. 10, 2003) (directing Mr. Chevedden to provide a citation to a specific source for "[t]his topic won an average 60%-yes vote at 50 companies in 2002"); *The Boeing Co.* (Feb. 26, 2003) (directing Mr. Chevedden to delete "[t]wenty-five (25) proposals on this topic won an overall 63% approval rate at major companies in 2002");

Second, several of the Proposal's statements are properly excludable unless modified because they assert facts in reliance on purported authorities, without properly identifying those authorities or providing proper documentation for verification *in the text* of the Proposal itself. Specifically:

- **[paragraph 6]** *"Diluted Stock*

  An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

  Source: The Motley Fool"

- **[paragraph 7]** *"Akin to a Dictator*

  Poison pills are akin to a dictator who says, 'Give up more of your freedom and I'll take care of you.[']

  'Performance is the greatest defense against getting taken over. Ultimately, if you perform well you remain independent, because your stock price stays up.'

  Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years"

- **[paragraph 8]** *"The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.*

  Source: Moringstar.com"

- **[paragraph 10]** *"The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills."*

The Proponent provided no citations or only partial citations to specific sources for each of the foregoing statements *in the text* of the Proposal itself. Rather, the Proponent provided citations under a section entitled *"References:"* which appears *following* the Proposal's supporting statement and *following* a section entitled *"Notes:"* rather than *in the text* of the Proposal itself. Because of the location of the citations, such citations do not get published with the Proposal, and, as a result, the Proposal to be presented to the shareholders does not include the citations. The Proponent should specifically identify or provide factual support in the form of a citation to a specific source for each of the foregoing statements *in the text* of the Proposal. Otherwise, the statements should be deleted altogether. In this regard, even some of the cites under the heading *"References:"* and in the text of the Proposal are not complete and thus inadequate, such as *"Moringstar.com, August 15, 2003," "The Motley Fool, June 13, 1997," "The Wall Street Journal, April 28, 1999"* and *"Wall Street Journal, Feb. 24, 2003."* The Proponent should provide full citations, including the title and author of the article quoted, so that shareholders can more easily access such information. This request is consistent with the Staff's response to similar statements in proposals submitted to the Company and other companies. *See AMR*

Corp. (Apr. 4, 2003) (instructing Mr. Chevedden to provide factual support in the form of a citation to the specific study and publication date for discussion referring to a "2001 Harvard study...by both the Harvard Business School and the University of Pennsylvania's Wharton School"); *FirstEnergy Corp.* (Mar. 10, 2003) (directing Mr. Chevedden to provide citation to a specific publication date for a reference to "BUSINESS WEEK's inaugural ranking of the best and worst boards in 1996"); *The Boeing Co.* (Feb. 18, 2003) (directing Mr. Chevedden to provide factual support in the form of a citation when the proposal merely cited to "McKinsey & Co. corporate governance survey"); *Weyerhaeuser Co.* (Jan. 21, 2003) (instructing the proponent to provide citation to a specific publication date for the proposal's reference to a "major series by the Seattle Times").

Third, the **statement appearing in paragraph 3**—*"Shareholder voices have been heard, but not a satisfactory response from our directors"*—is properly excludable unless modified because it inappropriately and misleadingly casts the Proponent's own opinions as statements of fact. The Proponent should qualify the foregoing statement by adding, "The Proponent believes" or "In the opinion of the Proponent" or some other variation that casts the statement as the Proponent's opinion rather than fact. This request is consistent with the Staff's response to similar statements in proposals submitted to the Company and other companies. *See AMR Corp.* (Apr. 4, 2003) (directing Mr. Chevedden to recast the statement that "Outside of management circles a poison pill is often viewed as a device which can injure shareholders by reducing management accountability and adversely affecting shareholder value," among others, as the proponent's opinion); *Maytag Corp.* (Mar. 5, 2003) (instructing Mr. Chevedden to recast the statement that "Enron and the corporate disasters that followed forced many companies to get serious about good governance," among others, as the proponent's opinion); *The Boeing Co.* (Feb. 26, 2003) (instructing Mr. Chevedden to recast "[a] pill could prevent the emergence of a more capable management team" as the proponent's opinion); *Weyerhaeuser Co.* (Jan. 21, 2003) (instructing the proponent to recast the statement that "the resulting national media attention further damaged our company's reputation" as the proponent's opinion). Without such qualification, the statement misleadingly suggests facts that have not otherwise been documented.

Fourth, **the website addresses in paragraph 7 and in the first sentence of paragraph 9**, which include:

- **[paragraph 7]** *"Moringstar.com"*

- **[paragraph 9]** *"www.cii.org"*

are properly excludable unless modified because they are false or misleading. The Staff has indicated that website addresses are not excludable from shareholder proposals per se, but excludable if a company can demonstrate that "information on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." *Staff Legal Bulletin No. 14* (July 13, 2001). We believe the Staff's prerequisites for exclusion of the websites referenced in the Proposal are satisfied. The websites are filled with material entirely extraneous and irrelevant to the Proposal, including newsletters, other proposals, email lists and links to even more unrelated and irrelevant websites. For example, the *www.cii.org* website currently includes press releases regarding completely unrelated matters and a list of underperforming companies. Moreover, the Proponent's inclusion of these website addresses is an attempt to direct shareholders to information the Proponent could not otherwise include in the Proposal due to the 500-word limit imposed on shareholder proposals pursuant to Rule 14a-8(d). Indeed, because the websites are constantly changing, neither the Company nor the Staff nor any other person can be assured of the truth or accuracy of the information that may be accessed at the sites. In order to preserve the proxy rules' integrity, the Staff consistently has required deletion of third-party website addresses from shareholder proposals. *Pharmacia Corp.* (Mar. 7, 2002) (instructing Mr. Chevedden to delete the website addresses *"www.cii.org"* and *"www.cii.org/ciicentral/policies.htm"*); *The Boeing Co.* (Feb. 23, 1999) (allowing exclusion of a sentence including a website address and a recommendation made on the website); *Emerging Germany Fund, Inc.* (Dec. 22, 1998) (stating "[t]here is support for your view that the reference to the Internet site. . .may undermine the proxy process requirements of Rule 14a-8"); *Pinnacle West Capital Corp.* (Mar. 11, 1998) (stating "there appears to be some basis for your view that the reference to the web page. . .may be excluded").

In the alternative, we note that, more recently, the Staff has required Mr. Chevedden to revise references to websites to provide a citation to a specific source for the discussion referenced in the proposal he submitted to the Company and to other companies. *See Weyerhaeuser Co.* (Jan. 16, 2003) (directing Mr. Chevedden to revise the reference to *www.cii.org* to provide a citation to a specific source for the discussion referenced); *The Home Depot, Inc.* (Mar. 31, 2003) (instructing Mr.

Chevedden to revise the reference to *www.cii.org* to provide a citation to a specific source for the discussion referenced in the statement that "[t]he Council of Institutional Investors *www.cii.org*...called for shareholder approval of poison pills"); *Sabre Holdings Corp.* (Mar. 20, 2003) (directing Mr. Chevedden to revise the reference to *www.cii.org* to provide a citation to a specific source for the discussion referenced in the statement that "[t]he Council of Institutional Investors *www.cii.org*...called for shareholder approval of poison pills"); *FirstEnergy Corp.* (Mar. 10, 2003) (instructing Mr. Chevedden to revise the reference to *www.cii.org* to provide a citation to a specific source for the definition referenced in the statement that "[t]he Council of Institutional Investors *www.cii.org*...called for shareholder approval of poison pills"); *The Boeing Co.* (Feb. 26, 2003) (directing Mr. Chevedden to revise the reference to *www.cii.org* to provide a citation to a specific source for the discussion referenced in the statement that "[a]nnual election of each director is a Council of Institutional Investors *www.cii.org* core policy"). Mr. Chevedden should do likewise in this case.

In addition, the Internet address *Moringstar.com* leads to an Internet loan site that does not contain discussion of poison pills. We believe that the Proponent intended to cite to *"Morningstar.com"* rather than *"Moringstar.com."* At the least, Proponent should revise this citation to correctly reflect the intended source or delete the citation and related statement altogether.

Fifth, the statement in **paragraph 7**—*"Akin to a Dictator--Poison pills are akin to a dictator who says, 'Give up more of your freedom and I'll take care of you.[']"*— should be deleted from the Proposal because the statement indirectly impugns the integrity of the Board and is inflammatory. By using a quote that states that a poison pill is akin to a dictator, the Proponent is making an inflammatory statement that indirectly ties the Board to being akin to a dictator if it implements a poison pill, thus impugning the integrity of the Board, a tactic clearly prohibited by Rule 14a-9 and the Staff's interpretations thereunder. In *Monsanto Co.* (Nov. 26, 2003), the Staff was unable to concur with Monsanto Company's view that the caption "Akin to a Dictator" in a similar proposal submitted by Mr. Chevedden to Monsanto Company was inflammatory and misleading and impugned the character and integrity of Monsanto Company's directors. However, we urge the Staff to reconsider its decision in *Monsanto* based on the Staff's decisions with regard to many other proposals submitted to companies by Mr. Chevedden and other proponents that contained similarly inflammatory statements. *See The Home Depot, Inc.* (Mar. 31, 2003) (instructing Mr. Chevedden to delete "Home Depot has been a dog among large-caps" based, in part, on the company's argument that the statement is misleading and inflammatory); *Alaska Air Group, Inc.* (Mar. 14, 2003) (instructing Mr. Chevedden to delete "[a]lthough Delaware law allows some flexibility our company requires an 80%-yes vote from all shares in existence to adopt this proposal topic" based, in part, on the company's argument that the statement impugned the integrity of the company and its officers and directors); *The Boeing Co.* (Feb. 26, 2003) (directing Mr. Chevedden to delete the statement that "[t]here is no evidence that our management located any of the numerous reports that support this shareholder proposal topic," among others, based, in part, on the company's argument that the statement was misleading, irrelevant and indirectly impugned the character of the board of directors); *Weyerhaeuser Co.* (Jan. 21, 2003) (instructing the proponent to delete statements regarding the derivation of the Company's assets from "lands intended for homesteaders" based, in part, on the Company's argument that these statements indirectly impugned the integrity of the Board and indirectly made charges concerning immoral conduct without factual foundation).

Accordingly, we believe these portions of the Proposal are properly excludable from the Company's 2004 Proxy Statement pursuant to Rules 14a-8(i)(3)/14a-9.

* * * * *

For the foregoing reasons, we believe that the Proposal, or portions thereof, may be omitted from the 2004 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:raa
Enclosures

cc: John Chevedden
Claire Grace, Weyerhaeuser Company

3 – Shareholder Voting Right on a Poison Pill

RESOLVED: That the shareholders of our company request that our Board of Directors seek shareholder approval at the earliest subsequent shareholder election, for the adoption, maintenance or extension of any current or future poison pill. Once adopted, removal of this proposal or any dilution of this proposal, would consistently be submitted to shareholder vote at the earliest subsequent shareholder election.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	52%
2003	55%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is more impressive because the 55% support followed our Directors' objection to the proposal. I believe that there is a greater tendency for shareholders, who more closely follow our company's corporate governance, to vote in favor of this proposal topic.

I do not see how our Directors object to this proposal because it gives our Directors the flexibly to overrule our shareholder vote if our Directors seriously believe they have a good reason. I believe our majority vote is a strong signal of shareholder concern. Shareholder voices have been heard, but not a satisfactory response from our directors. This topic also won an overall 60% yes-vote at 79 companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Diluted Stock

An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

The key negative of poison pills is that pills can preserve management deadwood instead of protecting investors.

Source: *Moringstar.com*

I believe our directors may make a token response to this proposal hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give us a poison pill on short notice, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 many shareholders believe companies should allow their shareholders a vote.

Shareholder Voting Right on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002
Please advise within 14 days if the company requests help to locate these or other references.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th copy for date-stamp return

January 2, 2004
Via Airbill

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Response to Perkins Coie LLP No Action Request
Weyerhaeuser Company (WY)
Nick Rossi

Ladies and Gentlemen:

The numbers preceding the brackets below correspond to the pages of the company letter. The company has apparently not used the updated proposal, included here, which was timely submitted.

3] **Hog Production – Purported Precedent**
The company claim starts with a hog production case as a purported analogy on page 3, Smithfield Foods, Inc. (July 18, 2003). Then the company claims a "Glass Ceiling Repot" analogy. The company does not cite any reason that purported precedent involving hog production should be stretched beyond the narrow application of that specialized business to have an extended application to a core corporate governance issue – the poison pill and rules governing the potential sale of the company. The company does not claim that hog production has even one other important precedent for the conduct of the company's business.

Another purported analogy is Philadelphia Electric Co. (July 30, 1992). This concerned a somewhat unusual shareholder proposal topic on the election of a committee of small shareholders to present a plan to the board.

Then the company delves into proposals with text on "bigotry" and "hate."

4] The updated proposal timely submitted to the company does not state "overrule."

5] It appears the company has added a word to the proposal to in an attempt to distort the meaning. The company appears to add the word "only" at the beginning of the phrase "... if our directors seriously believe they have a good reason." This proposal as written does not mandate "seriously believe" or "a good reason" and both phrases are preceded by "believe" which gives directors further flexibility. Hence any argument attacking the meaning of "seriously believe" or "a good reason" is moot.

The key point of the shareholder proposal is a shareholder vote on a poison pill. Since shareholders cannot control whether the board adopts a pill or control the date the board is to take such action, a request to "seek shareholder approval at the earliest subsequent shareholder election should be adequate.

6] The company acknowledges that the staff determination one month ago in a similar case on the same vague and indefinite claim, Monsanto Co. (Nov. 26, 2003), is contrary to what the company is asking for here. The Monsanto claim was argued by Wachtell, Lipton, Rosen & Katz. In a revealing twist the company gives vague and unspecific reasons to for purported material differences between Monsanto Co. (Nov. 26, 2003) and the proposal here. The company fails to name or explain a key distinction to rest its argument on.

The company acknowledges that "the Staff was unable to concur with Monsanto" in Monsanto Co. (Nov. 26, 2003) on the very same issue here. Yet the company fails to name any specific "language" that "differs significantly." The company fails completely to give any explanation.

7] The updated proposal is abundantly clear on the issue of recommendation.

8] At the conclusion of the proposal the company was invited to ask the shareholder party if there were any questions on the references. The company failed to do so in its rush to resort a no action request.

Proposal text concerning the 60% vote, The Motley Fool, Morningstar.com, Mr. Dunphy and www.cii.org was found to be includable with modification in UGI Corporation (December 18, 2003).

I believe the soundness of the information has been established and the need to publish detailed source information does not serve a useful purpose. The company has not produced any evidence that it gets requests from shareholders for detailed source information on shareholder proposals. Certainly the company does not forward any such request on to the proponents.

The source of the 60% vote is given at the end of the proposal, IRRC Corporate Governance Bulletin, June – Sept. 2003.

9] The company apparently requests greater clarification on the references already provided with the proposal.

10] Ironically the company no action request here, to totally prevent shareholders from voting on this established topic in 2004, supports the statement, "Shareholder voices have been heard, but not a satisfactory response from our directors." The directors' approval of expenditures to an outside law firm with the aim of totally excluding even the possibility of a precatory shareholder vote – this following two consecutive annual majority-votes – clearly shows the directors' entrenched commitment to resist "a satisfactory response."

11] SLB 14 states:

Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

Contrary to SLB 14 the company failed to establish that Morningstar.com and www.cii.org are "materially false or misleading."

12] Regarding Morningstar.com: The proposal submittal invited the company to "Please advise if there is any typographical question." Had the company responded then this would not be an issue.

It appears the company is making the moot argument that Mr. Dunphy has impugned "poison pills" in "poison pills are akin to a dictator."

The company acknowledges that Monsanto Co. (Nov. 26, 2003) did not grant concurrent on this same issue. The company appears to claim that this issue should not be decided based on the facts here but based on text in previous shareholder proposals. Text in earlier proposals, that does not appear in this proposal, is arguably irrelevant in reaching a determination on correct text in this proposal.

I do not believe the company has met its burden of proof obligation according to rule 14a-8.

For the above reasons this is to respectfully request non-concurrence with the company no action request on each point.

Sincerely,



John Chevedden

cc:
Nick Rossi
Robert Essner

W f . c

3 – Shareholder Input on a Poison Pill

RESOLVED: Shareholders request that our Directors increase shareholder voting rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest possible shareholder election. Directors have discretion in responding to shareholder votes.

We as shareholders voted in support of this topic:

Year	Rate of Support
2002	52%
2003	55%

This percentage is based on yes and no votes cast. I believe this level of shareholder support is impressive because the 55% support followed our Directors' objection to the proposal and insiders hold 5% of our stock. I believe that there is a greater tendency for shareholders, who more closely follow our company's corporate governance, to vote in favor of this proposal topic.

I do not see how our Directors object to this proposal because it gives our Directors the flexibility to ignore our shareholder vote if our Directors seriously believe they have a good reason. I believe our 55% vote is a strong signal of shareholder concern. This topic also won an overall 60% yes-vote at 78 other companies in 2003.

Nick Rossi, P.O. Box 249, Boonville, Calif. 95415 submitted this proposal.

Poison Pill Negative

The key negative of poison pills is that pills can preserve management deadwood.

Source: *Moringstar.com*

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could turn on a dime and sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Diluted Stock

An anti-democratic scheme to flood the market with diluted stock is not a reason that a tender offer for our stock should fail.

Source: *The Motley Fool*

Akin to a Dictator

Poison pills are akin to a dictator who says, "Give up more of your freedom and I'll take care of you.

"Performance is the greatest defense against getting taken over. Ultimately if you perform well you remain independent, because your stock price stays up."

Source: T.J. Dermot Dunphy, CEO of Sealed Air (NYSE) for more than 25 years

I believe our Directors could make a token response to this proposal – hoping to gain points in the new corporate governance rating systems. A reversible response, which could still allow our directors to give a poison pill on short notice, would not substitute for this proposal.

Council of Institutional Investors Recommendation

The Council of Institutional Investors www.cii.org, an organization of 130 pension funds investing $2 trillion, called for shareholder approval of poison pills. Based on the 60% overall yes-vote in 2003 the majority of shareholders (voting yes or no) at 78 companies believe companies should increase shareholder input on a poison pill.

Shareholder Input on a Poison Pill
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Please advise if there is any typographical question.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

References:
Yahoo! Finance, Quotes and Info
The Motley Fool, June 13, 1997
Moringstar.com, Aug. 15, 2003
Mr. Dunphy's statements are from The Wall Street Journal, April 28, 1999.
IRRC Corporate Governance Bulletin, June – Sept. 2003
Council of Institutional Investors, Corporate Governance Policies, March 25, 2002

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 6, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Weyerhaeuser Company
Incoming letter dated December 19, 2003

The proposal requests that the board submit the adoption, maintenance or extension of any poison pill to a shareholder vote.

We are unable to concur in your view that Weyerhaeuser may exclude the proposal under rule 14a-8(i)(1). Accordingly, we do not believe that Weyerhaeuser may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Weyerhaeuser may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false and misleading under rule 14a-9. In our view, the proponent must:

- recast the statement that begins "Shareholder voices . . ." and ends ". . . from our directors" as the proponent's opinion;
- provide a citation to a specific source for the statement that begins "This topic also won . . ." and ends ". . . 79 companies in 2003";
- revise the reference to the Wall Street Journal article to add "Source:" to the beginning of the reference and clarify that the article refers to an opinion article;
- revise the sentence attributed to The Motley Fool to directly quote the sentence from the source;
- revise the sentences attributed to T.J. Dermot Dunphy to clearly identify which sentences are direct quotes; and
- revise the reference to "Moringstar.com" to "Morningstar.com" and revise the sentence attributed to that source to directly quote the sentence from the source;

- revise the reference to www.cii.org to provide a citation to a specific source; and

- provide a citation to a specific source for the sentence that begins "Based on the 60% . . ." and ends ". . . allow their shareholders a vote."

Accordingly, unless the proponent provides Weyerhaeuser with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Weyerhaeuser omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Weyerhaeuser may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Weyerhaeuser may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,



Grace K. Lee
Special Counsel